UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

THE SOURCE INTERLINK COMPANIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

836151209

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies, LLC

9130 West Sunset Blvd.

Los Angeles, CA 90069

(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

FEBRUARY 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEC Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,685,568 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,685,568 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,685,568 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa One-Stop Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,685,568 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,685,568 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,685,568 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC, PN

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yucaipa AEC Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,685,568 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,685,568 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,685,568 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OA3, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization California limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,685,568 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,685,568 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,685,568 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 836151209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,685,568 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,685,568 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,685,568 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

PRELIMINARY NOTE.

On February 28, 2005 Alliance Entertainment Corp. (“Alliance”) merged with and into Alligator Acquisition, LLC (the “Merger”), a wholly-owned subsidiary of Source Interlink Companies, Inc. (“Source”), pursuant to the Agreement and Plan of Merger dated November 18, 2005, by and among Alliance, Alligator Acquisition, LLC and Source (the “Merger Agreement”).

With respect to the Reporting Persons (as defined in Item 2 below), this Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 30, 2004 by and on behalf of Alliance and the Reporting Persons.

Item 1.	Security and Issuer

This Amendment No. 1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Source Interlink Companies, Inc., a Missouri corporation (“Source” or the “Issuer”).

The principal executive offices of Source are located at 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134.

Item 2.	Identity and Background

(a)-(c)        This Amendment No. 1 is filed by the following entities and individual(collectively, the “Reporting Persons”):

                                  (1)         AEC Associates, L.L.C., a Delaware limited liability company (“AEC Associates”);

                                  (2)         Yucaipa One-Stop Partners, L.P., a Delaware limited partnership;

                                  (3)         Yucaipa AEC Associates, LLC, a Delaware limited liability company;

                                  (4)         OA3, LLC, a California limited liability company; and

                                  (5)         Ronald Burkle, a natural person.

AEC Associates was formed with a principal purpose and investment objective to acquire outstanding capital stock of Alliance and to make investments in or otherwise relating to Alliance.  Prior to the Merger, AEC Associates owned a 66% interest in Alliance.

Yucaipa One-Stop Partners, L.P. was formed with a principal purpose and investment objective to make investments in Alliance and other companies in connection therewith.  Yucaipa One-Stop Partners, L.P. owns a 70% interest in and is the managing member of AEC Associates.

Yucaipa AEC Associates, LLC was formed to provide management services and advice to Yucaipa One-Stop Partners, L.P.  Yucaipa

AEC Associates, LLC is the general partner of Yucaipa One-Stop Partners, L.P.

OA3, LLC was formed with a principal business purpose to make investments in or otherwise relating to Alliance and other companies, and to provide management services and advice to Yucaipa AEC Associates, LLC and other companies.  OA3, LLC is the managing member of Yucaipa AEC Associates, LLC.

Ronald W. Burkle is a natural person whose present principal occupation is acquiring, investing in and managing companies.  Burkle is the managing member of OA3, LLC and holds a 99% direct ownership interest in OA3, LLC.  The remaining 1% interest in OA3, LLC is owned by Greenacres, LLC, a Delaware limited liability company, of which Mr. Burkle is also the managing member.

The business address of each Reporting Person is c/o The Yucaipa Companies, 9130 West Sunset Boulevard, Los Angeles, California 90069.

(d)-(e)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)              Ronald W. Burkle is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Merger was consummated on February 28, 2005 (the “Merger Date”).  Pursuant to the Merger Agreement, Source is issuing to Alliance equity holders a number of shares of its common stock (including shares reserved for issuance pursuant to outstanding options, warrants and other rights assumed by Source) equal to Source’s common stock outstanding prior to the closing of the Merger (including those shares issuable for outstanding options, warrants and other rights).  The equity holders of Alliance and the equity holders of Source each held 50% of the fully diluted capitalization of the combined company at closing.  Upon effectiveness of the merger, A.E.C. Associates’ sole ownership interest in Source is the 17,685,568 shares of Source common stock being exchanged for all of its stock in Alliance.  A copy of the Merger Agreement is attached hereto as EXHIBIT 1 and is incorporated herein by reference.

Item 4.	Purpose of Transaction
The information set forth in Item 3 hereof is incorporated herein in its entirety by reference in response to this Item 4.

In connection with the Merger, Source and AEC Associates entered into a Stockholder’s Agreement at the closing of the Merger pursuant to which AEC Associates agreed to vote the shares of stock received in the Merger to elect nominees for the Board of Source selected by the Board and to refrain from taking action to remove directors, in each instance through the 2007 annual meeting of shareholders of Source.  In addition, AEC Associates agreed to an initial lock-up period of three months following the closing of the Merger.  Upon the expiration of the initial lock-up, one-third of the shares received by AEC Associates in the Merger shall be released from the lock-up, with an additional one-third released on each of the six-month anniversary date and the nine month anniversary date of the Merger.  AEC Associates also agreed that beginning at the closing of the Merger and continuing through Source’s 2007 annual meeting, it will not directly or indirectly assign, sell, tender, transfer or otherwise dispose of its shares in Source to certain persons, including any person or group that has announced or commenced an unsolicited offer for Source voting securities or publicly solicited Source stockholders for the approval of proxies or stockholder proposals in opposition to any recommendation or proposal of the Board.  The descriptions and summaries of the Stockholder’s Agreement contained in this Item 4 are qualified in their entirety by the a copy of the Form of Stockholder’s Agreement attached as EXHIBIT 2 hereto and incorporated herein by reference.

The Stockholder’s Agreement also provides that AEC Associates shall have certain registration rights with respect to the resale of shares of Source Common Stock received in the Merger (collectively, the “Registrable Securities”), subject to certain conditions, for so long as AEC Associates and any person acting with it in a group (as defined in Section 13D) hold at least 10% of the outstanding Common Stock of Source.  These rights include (i) so-called “demand registration rights” to require Source to register the resale of the Registrable Securities, provided that Source shall not be obligated to effect more than three demand registrations; and (ii) so-called “piggyback registration rights” to require Source to include Registrable Securities in any underwritten registration of any shares of Source Common Stock for AEC Associate’s account.

Pursuant to the Merger Agreement and the Stockholder’s Agreement, at the effective time of the Merger Source’s board of directors (the “Board”) became comprised of eleven directors, consisting of six members of the Board designated by Source and five members of the Board designated by Alliance.  After the Merger Date, AEC Associates, for so long as AEC Associates and any person acting with it in a group (as defined in Section 13D) hold at least 10% of the outstanding Common Stock of Source, has the right to designate individuals to the Source board of directors unless the effect would result in such designated directors constituting a percentage of the Source Board exceeding the percentage ownership in the aggregate of AEC Associates and any person acting with it in a group (as defined in Section 13D).  In accordance with the Merger Agreement, Source’s bylaws were amended to provide that 1) the Board shall consist of between 3 and 11 directors; 2) the consummation of a Change of Control (as defined in the Merger Agreement) or any further amendment to the bylaws shall require Supermajority Board Approval (as defined in the Merger Agreement to mean the approval of at least 75% of the total number of members of the Board or the unanimous written consent of the Board); and 3) certain existing directors hold certain rights to designate directors in the event of death, resignation, retirement or removal.

The Reporting Persons intend to review their investment in Source from time to time and, depending upon the price and availability of Source’s common stock, subsequent developments affecting Source, Source’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in Source.

Other than as described or referenced above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) — (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer

(a)-(c)        Upon effectiveness of the merger, the Reporting Persons’ sole ownership interest in Source is the 17,685,568 shares of Source common stock being exchanged for all of AEC Associates’s stock in Alliance.  Such shares constitute approximately 34.9% of the issued and outstanding shares of the Issuer’s Common Stock based on the number of shares and options outstanding at February 28, 2005.

                  The Reporting Persons have the right to vote such shares and the power to dispose of or direct the disposition of any shares of the Issuer’s Common Stock, subject to the limitations agreed upon in the Stockholder’s Agreement, as described in Item 4 above.  Except as described herein, the Reporting Persons have not effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)-(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 hereof is incorporated herein in its entirety by reference in response to this Item 6.

Except as described in this Amendment No. 1 (including the Merger Agreement and the Stockholder’s Agreement), the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

1

Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC, incorporated by reference to Exhibit 2.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

2

Form of Stockholder’s Agreement by and among Source Interlink Companies, Inc. and AEC Associates, L.L.C., incorporated by reference to Exhibit No. 4 of Schedule 13D filed by Alliance Entertainment Corp., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle with the Securities and Exchange Commission on Tuesday, November 30, 2004.

3

Agreement to File Amendment No. 1 to Schedule 13D Jointly, dated March 8, 2005, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

AEC ASSOCIATES L.L.C.			YUCAIPA ONE-STOP PARTNERS, L.P.

By:	Yucaipa One-Stop Partners, L.P.		By:	Yucaipa AEC Associates L.L.C.
Its:	Managing Member		Its:	General Partner

By:	/s/ Robert P. Bermingham			/s/ Robert P. Bermingham
	Name:	Robert P. Bermingham		Name:	Robert P. Bermingham
	Title:	Vice President and		Title:	Vice President and
		Secretary			Secretary

YUCAIPA AEC ASSOCIATES, LLC			OA3, LLC

By:	OA3, LLC		By:	/s/ Robert P. Bermingham
Its:	Managing Member			Name:	Robert P. Bermingham
				Title:	Vice President and
By:	/s/ Robert P. Bermingham				Secretary
	Name:	Robert P. Bermingham
	Title:	Vice President and
Secretary

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle
Ronald W. Burkle

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1

Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC incorporated by reference to Exhibit 2.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

2

Form of Stockholder’s Agreement by and among Source Interlink Companies, Inc. and AEC Associates, L.L.C., incorporated by reference to Exhibit No. 4 of Schedule 13D filed by Alliance Entertainment Corp., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, with the Securities and Exchange Commission on Tuesday, November 30, 2004.

3

Agreement to File Amendment No. 1 to Schedule 13D Jointly, dated March 8, 2005, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).